Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Internet vote authorizes the Company Proxies PROCAPS GROUP, S.A. (as defined below) to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 1 : 52 p . m . Luxembourg time ( 8 : 52 a . m . Eastern time) on March 21 , 2025 at the latest . INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided by March 21, 2025 at 1:52 p.m. Luxembourg time (8:52 a.m. Eastern time) at the latest. PROXY FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PROCAPS GROUP, S.A. société anonyme Registered office: 9, rue de Bitbourg, L - 1273 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B 253360 (the “Company”) to be held on Monday, March 24, 2025 at 7 p.m. Luxembourg time (the “Extraordinary General Meeting”) The undersigned hereby appoints (please mark only one option): OPTION 1: The Chairman of the Extraordinary General Meeting, whom failing, any lawyer and/or employee of Arendt & Medernach S.A., as proxy voting representative appointed by the Company, each with full power of substitution (the “ Company Proxies ”), OPTION 2: [Please fill in]: [in case of a natural person: [Mr./Ms.] , born on , in , residing at ]/[in case of a legal person: , having its registered office at , registration authority and number , represented by ], to individually represent and vote as designated on the reverse side, all the shares of the Company held of record by the undersigned on February 14 , 2025, at 24:00 (midnight) Luxembourg time, at the Extraordinary General Meeting (or any adjournment or postponement thereof). If (i) you do not mark one of the two options above, or (ii) you mark all two options above, or (iii) you select option 2 but do not duly populate the relevant details of your proxy, your vote will by default be counted as being submitted pursuant to the option 1. Please indicate on the reverse side of this proxy card how these shares are to be voted . This proxy card must be marked, signed, dated and returned to Continental Stock Transfer & Trust Company, the Company’s registrar and transfer agent, on behalf of the Company, at the latest on March 21 , 2025 at 1 : 52 p . m . Luxembourg time ( 8 : 52 a . m . Eastern time) in order to be counted . This proxy, when properly executed, will be voted in the manner directed herein . THE UNDERSIGNED HEREBY CERTIFIES BEING THE HOLDER OF RECORD OF THE SHARES OF THE COMPANY AS AT FEBRUARY 14 , 2025 , AT 24 : 00 (MIDNIGHT) LUXEMBOURG TIME . THIS PROXY CARD WILL AUTOMATICALLY BE INVALIDATED IF THE UNDERSIGNED WAS NOT THE HOLDER OF RECORD OF THE REFERENCED ORDINARY SHARES OF THE COMPANY ON FEBRUARY 14 , 2025 , AT 24 : 00 (MIDNIGHT) LUXEMBOURG TIME . (Continued and to be signed on the reverse side) PLEASE DO NOT RETURN THE PROXY CARD IN THE MAIL IF YOU ARE VOTING ELECTRONICALLY.

By executing this proxy card, the undersigned hereby confirms that (i) he has not waived all or part of his voting rights, (ii) none of his voting rights have been suspended and (iii) the exercise of any voting rights pursuant to this proxy does not result in a breach of any voting agreements to which he is a party. All powers granted to the above chosen proxyholder are for the purpose of making any statement, casting all votes, signing all minutes of meetings and other documents, doing everything which is lawful, necessary or simply useful in view of the accomplishment and fulfillment of the present proxy, as may be required, and to proceed, in accordance with the requirements of Luxembourg law, to any filing with the Luxembourg Trade and Companies’ Register and to any publication on the Recueil électronique des sociétés et associations , as may be required, while the undersigned promises to ratify all said actions taken by the above chosen proxyholder whenever requested . The undersigned understands and accepts that any later dated proxy card issued will override and deprive of effect any previously issued proxy card . I understand and accept that in case, in addition to a previously submitted vote via a proxy card, I attend and vote at the Extraordinary General Meeting in person, and provided that such physical attendance and voting meets the requirements set forth in the convening notice, the vote submitted in person at the Extraordinary General Meeting shall prevail and any previously submitted vote via a proxy card shall be deprived of effect . The present proxy pursuant to this proxy card will remain in force if the Extraordinary General Meeting is, for whatsoever reason, to be adjourned or postponed or if a second general meeting is to be convened in order to decide on the same agenda. B y submitting this proxy card, y o u agree to appoint Me Bob Calmes a s chairman a n d Mrs . Shirley Vanesa Sánchez Barboza a s scrutineer a s part of the bureau of the Extraordinary General Meeting . Th e chairman will designate a secretary for the Extraordinary General Meeting . If an y other persons mentioned a bo v e cannot, for an y reason whatsoever, attend the Extraordinary General Meeting, y o u agree that Me Bob Calmes may appoint other persons to act a s chairman an d scrutineer at the Extraordinary General Meeting . The undersigned undertakes to indemnify the above chosen proxyholder against any claims, losses, costs, expenses, damages or liability sustained or incurred by the above chosen proxyholder as a result of any action taken in good faith pursuant to the present proxy card. This proxy shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The parties irrevocably agree that any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg. PROXY PROCAPS GROUP, S.A. — THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE EXTRAORDINARY GENERAL MEETING. Please mark your votes like this (Please express a choice for each agenda item. Only one choice may be expressed for each agenda item. If you do not explicitly express a choice and/or if you vote in blank or if your choice is unclear in respect of a given agenda item, the Company will not take this vote for this agenda item into account.) 1 . Disclosure of conflicts of interest arising from transactions subject to Article 441 - 7 of the law of August 10 , 1915 on commercial companies, as amended and article 22 of the Company's consolidated articles of association as of December 16 , 2024 . No. 2.Confirmation of the mandate of Mr. Jorddy Antonio Perez Galindo in replacement of Mr. David Yanovich as of January 10, 2025 by way of co - option. 3.Confirmation of the mandate of Mr. Roberto Albisetti in replacement of Mr. Jose Minski as of January 17, 2025 by way of co - option. 4. Decision to : (i) increase the authorised share capital amount of the Company from its current amount of six million eight hundred seventy - one thousand seven hundred fifty - eight United States Dollar and seventeen cent (USD 6 , 871 , 758 . 17 ) to an amount of twenty - four million eight hundred seventy - one thousand seven hundred fifty - eight United States Dollar and seventeen cent (USD 24 , 871 , 758 . 17 ) and the related number of ordinary shares that may be issued in such respect from its current amount of six hundred eighty - seven million one hundred seventy - five thousand eight hundred seventeen ( 687 , 175 , 817 ) to two billion four hundred eighty - seven million one hundred seventy - five thousand eight hundred seventeen ( 2 , 487 , 175 , 817 ) ; (ii) extend to the new authorised share capital amount the authorisation granted to the board of directors or the sole director (as applicable) of the Company by virtue of an extraordinary general meeting held on September 28 , 2021 to carry out capital increases within the limit of the authorised capital of the Company, by removing or limiting the preferential subscription rights of the existing shareholders of the Company in case of issue against payment in cash of ordinary shares, warrants (which may be separate or attached to ordinary shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, within the framework of the authorised share capital of the Company ; FOR AGAINST ABSTAIN N FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN (iii) approve the report of the Board of Directors pursuant to article 420 - 26 of the Law relating to the possibility of the Board of Directors to remove or limit the preferential subscription right of the existing shareholders of the Company in case of issue against payment in cash of ordinary shares, warrants (which may be separate or attached to ordinary shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, within the framework of the authorised share capital of the Company, such report being issued in connection with the contemplated increase of the authorised share capital amount of the Company and the related number of ordinary shares that may be issued in such respect and related extension under item (ii) above ; and (iv) subsequently amend article 6 . 1 of the articles of association of the Company so that it shall read as follows : “ 6 . 1 The authorised capital, excluding the share capital, is set at twenty - four million eight hundred seventy - one thousand seven hundred fifty - eight United States Dollar and seventeen cent (USD 24 , 871 , 758 . 17 ), consisting of two billion four hundred eighty - seven million one hundred seventy - five thousand eight hundred seventeen ( 2 , 487 , 175 , 817 ) Ordinary Shares . During a period of five (5) years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorised capital pursuant to this article, the board of directors is hereby authorised and empowered within the limits of the authorised capital to (i) realise for any reason whatsoever including, any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Ordinary Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments (the “Share Rights”) as well as (b) new Ordinary Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner ; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Ordinary Shares ; and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments . The Ordinary Shares to be issued upon exercise of any Share Rights may be issued beyond the aforementioned authorised capital period of five (5) years as long as the Share Rights were issued within the relevant aforementioned authorised capital period of five (5) years . ” 5. Ratification of the remuneration paid to the various members of the Board of Directors from January 1, 2024 until December 31, 2024. 6. Delegation of powers. ABSTAIN If amendments o r new resolutions are presented at the Extraordinary General Meeting, I irrevocably give the Chairman of the Extraordinary General Meeting, whom failing, any lawyer and/or employee of Arendt & Medernach S . A . , with full power of substitution, the power to vote in m y name and as he/she deems fit, unless I m a r k the box abstain . To change the address on your account, please check the box at right and indicate your new address in the space provided below . Please note that changes to the registered name(s) on the account may not be submitted via this method . New Address : CONTROL NUMBER Signature Signature, if held jointly Date , 2025 Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. X No vote is required on this item of the agenda